EXPLANATION OF RESPONSES

(1)
On May 28, 2019,  Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (“IVP Coinvestment (B)”, and collectively, the “IVP Coinvestment Funds”) distributed an aggregate of 992,437 shares of common stock of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”).  In connection with the Initial Distribution, Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA Coinvestment”), the general partner of each of the IVP Coinvestment Funds, acquired direct ownership of 114,656 shares of common stock (the “Insight Coinvestment Funds Distribution”).  On May 28, 2019, IVA Coinvestment distributed 114,656 shares of common stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA Coinvestment (the “IVA Coinvestment Distribution” and, together with the Initial Distribution, the Insight Coinvestment Funds Distribution, the “Distribution”).  The respective partners of the IVP Coinvestment Funds and IVA Coinvestment did not furnish any consideration in exchange for shares received in connection with the Distribution.

This amendment is being filed to correct inadvertent typographical errors in the number of shares distributed by IVP Coinvestment (B) and the number of shares held by IVP Coinvestment (B) following the Distribution in the original filing. This amendment corrects those numbers in this filing.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.